                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



                         FirstWorld Communications, Inc.
                         -------------------------------
                                (Name of Issuer)


                Series B Common Stock, par value $.0001 per share
                -------------------------------------------------
                         (Title of Class of Securities)



                                   337625 20 6
                                 (CUSIP Number)

                            Enron North America Corp.
                                1400 Smith Street
                              Houston, Texas 77002
                            Attn: Julia Murray, Esq.
                             General Counsel-Finance
                                  (713)853-6161
          -----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  March 3, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.           337625 20 6


---------------------------------------------------------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                Enron Corp.
---------------------------------------------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a)    [ ]

                                                                                                                 (b)    [X]
---------------------------------------------------------------------------------------------------------------------------------
3               SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS*

                N/A
---------------------------------------------------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                [ ]

---------------------------------------------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Oregon
---------------------------------------------------------------------------------------------------------------------------------

                                7       SOLE VOTING POWER

           NUMBER OF                    -0-
            SHARES            ---------------------------------------------------------------------------------------------------
         BENEFICIALLY           8       SHARED VOTING POWER
           OWNED BY
             EACH                       3,000,000**
           REPORTING          ---------------------------------------------------------------------------------------------------
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH
                                        -0-
                              ---------------------------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,000,000**
---------------------------------------------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,000,000**
---------------------------------------------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

                N/A
---------------------------------------------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.3%
---------------------------------------------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON

                CO
---------------------------------------------------------------------------------------------------------------------------------

               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

** Includes presently exercisable warrants to purchase an aggregate of 3,000,000 shares of Series B Common Stock.

CUSIP NO.           337625 20 6


---------------------------------------------------------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                Enron North America Corp.
---------------------------------------------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a)    [ ]

                                                                                                                 (b)    [X]
---------------------------------------------------------------------------------------------------------------------------------
3               SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS*

                N/A
---------------------------------------------------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                [ ]

---------------------------------------------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
---------------------------------------------------------------------------------------------------------------------------------

                                7       SOLE VOTING POWER
            NUMBER OF
             SHARES                     -0-
          BENEFICIALLY        ---------------------------------------------------------------------------------------------------
            OWNED BY            8       SHARED VOTING POWER
              EACH
            REPORTING                   3,000,000**
             PERSON           ---------------------------------------------------------------------------------------------------
              WITH              9       SOLE DISPOSITIVE POWER

                                       -0-
                              ---------------------------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,000,000**
---------------------------------------------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,000,000**
---------------------------------------------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

                N/A
---------------------------------------------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.3%
---------------------------------------------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON

                CO
---------------------------------------------------------------------------------------------------------------------------------

               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

** Includes presently exercisable warrants to purchase an aggregate of 3,000,000 shares of Series B Common Stock.

CUSIP NO.           337625 20 6


---------------------------------------------------------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                Nina I, L.L.C.
---------------------------------------------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a)    [ ]

                                                                                                                 (b)    [X]
---------------------------------------------------------------------------------------------------------------------------------
3               SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS*

                N/A
---------------------------------------------------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                [ ]

---------------------------------------------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
---------------------------------------------------------------------------------------------------------------------------------

                                7       SOLE VOTING POWER
            NUMBER OF
             SHARES                     -0-
          BENEFICIALLY        ---------------------------------------------------------------------------------------------------
            OWNED BY            8       SHARED VOTING POWER
              EACH
            REPORTING                   -0-
             PERSON           ---------------------------------------------------------------------------------------------------
              WITH              9       SOLE DISPOSITIVE POWER

                                        -0-
                              ---------------------------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
---------------------------------------------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                -0-
---------------------------------------------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

                N/A
---------------------------------------------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                N/A
---------------------------------------------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON

                OO
---------------------------------------------------------------------------------------------------------------------------------

               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

CUSIP NO.           337625 20 6


---------------------------------------------------------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                ECT Merchant Investments Corp.
---------------------------------------------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a)    [ ]

                                                                                                                 (b)    [X]
---------------------------------------------------------------------------------------------------------------------------------
3               SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS*

                N/A
---------------------------------------------------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                [ ]

---------------------------------------------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
---------------------------------------------------------------------------------------------------------------------------------

                                7       SOLE VOTING POWER

              NUMBER OF                 -0-
               SHARES         ---------------------------------------------------------------------------------------------------
            BENEFICIALLY        8       SHARED VOTING POWER
              OWNED BY
                EACH                    3,000,000**
              REPORTING       ---------------------------------------------------------------------------------------------------
               PERSON           9       SOLE DISPOSITIVE POWER
                WITH
                                        -0-
                              ---------------------------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,000,000**
---------------------------------------------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,000,000**
---------------------------------------------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

                N/A
---------------------------------------------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.3%
---------------------------------------------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON

                CO
---------------------------------------------------------------------------------------------------------------------------------

               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

** Includes presently exercisable warrants to purchase an aggregate of 3,000,000 shares of Series B Common Stock.

                            STATEMENT ON SCHEDULE 13D


         NOTE: This Statement on Schedule 13D is being filed by (i) Enron Corp. ("Enron"), (ii) Enron North America Corp. ("ENA"), (iii) Nina I, L.L.C. ("Nina"), and (iv) ECT Merchant Investments Corp. ("ECT") which are collectively referred to as the "Reporting Entities." All information with respect to FirstWorld Communications, Inc., a Delaware corporation (the "Issuer"), is presented to the best knowledge and belief of the Reporting Entities.

ITEM 1.   SECURITY AND ISSUER

          This Statement on Schedule 13D relates to shares of Series B Common Stock, $0.0001 par value, of the Issuer (the "Series B Common Stock"). This Statement is being filed by the Reporting Entities to report the holdings of shares of common stock of the Issuer as a result of which the Reporting Entities may be deemed to be the beneficial owners of more than 5% of the outstanding shares of the Series B Common Stock. The address of the principal executive offices of the Issuer is 8390 E. Crescent Parkway, Suite 300, Greenwood Village, Colorado 80111.


ITEM 2.   IDENTITY AND BACKGROUND

          The name, citizenship (or place of organization, as applicable), business address, present occupation or employment of each of the executive officers, directors and persons who may be deemed in control of each of the Reporting Entities are set forth on Appendix A and B hereto and incorporated herein by reference.

    a.    Enron

          Enron is a corporation formed under the laws of the State of Oregon. The principal business offices of Enron are located at 1400 Smith Street, Houston, Texas 77002.

    b.    ENA

          ENA is a corporation formed under the laws of the State of Delaware. The principal business offices of ENA are located at 1400 Smith Street, Houston, Texas 77002. ENA is a wholly-owned subsidiary of Enron.

    c.    Nina

          Nina is a limited liability company formed under the laws of the State of Delaware. The principal business offices of Nina are located at 1400 Smith Street, Houston, Texas 77002. ENA is the managing member of Nina.

    d.    ECT

          ECT is a corporation formed under the laws of the State of Delaware. The principal business offices of ECT are located at 1400 Smith Street, Houston, Texas 77002. ECT is a direct wholly-owned subsidiary of ENA and an indirect wholly-owned subsidiary of Enron.

          Pursuant to the regulations promulgated under Section 13(d) of the Act, Enron and ENA each may be deemed a beneficial owner of those shares of common stock identified for each respective Reporting Person on pages 2-5 hereof.

          The Schedules to this statement report current information regarding the officers and directors of Enron, ENA, Nina and ECT. None of the Reporting Entities, nor to their knowledge any persons listed on the Schedules hereto, has been during the past five years (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION;

Not applicable.


ITEM 4. PURPOSE OF TRANSACTION; ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          On December 31, 1999, ENA transferred (i) 652,639 shares of Series A Common Stock to ECT and (ii) 4,347,361 shares of Series A Common Stock, 3,236,083 shares of Series B Common Stock and warrants to purchase 8,236,083 shares of Series B Common Stock to Nina. Enron Corp., ENA and Nina previously filed a joint statement on Schedule 13D on January 14, 2000 regarding their beneficial ownership of such securities. The securities reported by Nina were acquired as a contribution to capital by ENA upon the formation of Nina. Upon the dissolution of Nina, effective February 29, 2000, the securities reported by Nina were distributed to ENA, Nina's sole member.

          On March 3, 2000, ENA and ECT (collectively the "Sellers") and TPG Partners III, L.P., T3 Partners, L.P., Colony Investors IV, L.P. and TPG FirstWorld II LLC (together with TPG Partners III, Colony Investors and T3 Partners, the "Buyers") consummated a transaction pursuant to a Stock Purchase Agreement (the "Purchase Agreement") and the assignment letter dated March 1, 2000 providing for, among other things, the purchase by the Buyers from the Sellers of (i) 5,000,000 shares of the Issuer's Series A Common Stock, par value $0.0001 per share (the "Series A Common Stock"), which converted into 5,000,000 shares of Series B Common Stock upon their sale to Buyers, (ii) 3,236,083 shares of Series B Common Stock, (iii) warrants expiring December 30, 2004 to purchase 5,000,000 shares of Series B Common Stock with an exercise price of $3.00 per share and (iv) warrants expiring April 13, 2005 to purchase 236,083 shares of Series B Common Stock with an exercise price of $3.00 per share. The aggregate purchase price paid for the Securities by the Buyers pursuant to the Purchase Agreement was $129,117,535.50 in cash. After the sale was consummated ENA owned only warrants expiring April 13, 2005 to purchase 3,000,000 shares of Series B Common Stock (the "Securities"). Subsequently the Securities were transferred to ECT.

          Enron and ENA may be deemed to beneficially own the Securities beneficially owned by ECT. Further, Enron and ENA may be deemed to share voting and dispositive power over the Securities beneficially owned by ECT. Enron and ENA hereby disclaim beneficial ownership of all Securities held by ECT, and the filing of this statement on Schedule 13D shall not be construed as an admission that ECT, ENA, Enron or any person listed on Appendix A or B hereto is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement. All percentage ownership calculations utilized herein are calculated in accordance with Rule 13d-3 (d) (1) (i) and assume that 44,506,285 shares of Series B Common Stock are actually outstanding on the date of this statement. None of the Reporting Entities have acquired any shares of Series A Common Stock or Series B Common Stock of the Issuer in the past sixty days except as otherwise reported herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          There are no contracts with third parties or among the Reporting Entities regarding the transfer, voting, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profit or losses, or the giving or withholding of proxies which would result in the power to dispose of or control the voting of any of the securities of the Issuer described herein to any non-Reporting Entity.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Stock Purchase Agreement, dated as of February 10, 2000, by and between Enron North America Corp., ECT Merchant Investments Corp., TPG Partners III, L.P., T3 Partners, L.P. and Colony Investors IV, L.P.

Exhibit B - Assignment Letter dated March 1, 2000.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    March 13, 2000

                                          ENRON CORP.


                                             By:   /s/ JEFFREY McMAHON
                                                ------------------------------
                                                Name:  Jeffrey McMahon
                                                Title: Executive Vice President,
                                                       Finance and Treasurer


                                          ENRON NORTH AMERICA CORP.


                                             By:   /s/ ROBERT GREER
                                                ------------------------------
                                                Name:  Robert Greer
                                                Title: Vice President


                                          NINA I, L.L.C.

                                             By:  ENRON NORTH AMERICA CORP.,
                                                  its managing member


                                             By:   /s/ ROBERT GREER
                                                ------------------------------
                                                Name:  Robert Greer
                                                Title: Vice President

                                          ECT MERCHANT INVESTMENTS CORP.


                                             By:   /s/ ROBERT GREER
                                                ------------------------------
                                                Name:  Robert Greer
                                                Title: Vice President

                                   SCHEDULE A



         Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of Enron Corp.

----------------------------------------------------- ----------------- --------------------------------------------
             Name and Business Address                  Citizenship               Position and Occupation
----------------------------------------------------- ----------------- --------------------------------------------
Robert A. Belfer                                      U.S.A.            Director; Chairman, President and Chief
Belco Oil & Gas Corp.                                                   Executive Officer, Belco Oil & Gas Corp.
767 Fifth Avenue, 46th Fl.
New York, NY 10153
----------------------------------------------------- ----------------- --------------------------------------------
Norman P. Blake, Jr.                                  U.S.A.            Director; Chairman, President & CEO of
Promus Hotel Corp.                                                      Promus Hotel Corporation
705 Crossover Lane
Memphis, TN 38117-4900
----------------------------------------------------- ----------------- --------------------------------------------
Ronnie C. Chan                                        U.S.A.            Director; Chairman of Hang Lung
Hang Lung Development Company Limited                                   Development Group
28/F, Standard Chartered Bank Building
4 Des Vouex Road Central
Hong Kong
----------------------------------------------------- ----------------- --------------------------------------------
John H. Duncan                                        U.S.A.            Director; Investments
5851 San Felipe, Suite 850
Houston, TX 77057
----------------------------------------------------- ----------------- --------------------------------------------
Paulo V. Ferraz Pereira                               Brazil            Director; President and Chief Executive
Meridional Financial Group                                              Officer of Meridional Financial Group
Av. Rio Branco, 138-15th andar
20057-900 Rio de Janerio - RJ
Brazil
----------------------------------------------------- ----------------- --------------------------------------------
Joe H. Foy                                            U.S.A.            Director; Retired Senior Partner,
Bracewell & Patterson, L.L.P.                                           Bracewell & Patterson, L.L.P.
2900 South Tower Pennzoil Place
711 Louisiana
Houston, TX 77002
----------------------------------------------------- ----------------- --------------------------------------------
Wendy L. Gramm                                        U.S.A.            Director; Former Chairman, U.S. Commodity
P. O. Box 39134                                                         Futures Trading Commission
Washington, D.C. 20016
----------------------------------------------------- ----------------- --------------------------------------------
Ken L. Harrison                                       U.S.A.            Director; Chairman and Chief Executive
121 S. W. Salmon Street                                                 Officer, Portland General Electric Company
Portland, OR 97204
----------------------------------------------------- ----------------- --------------------------------------------

----------------------------------------------------- ----------------- --------------------------------------------
Robert K. Jaedicke                                    U.S.A.            Director; Professor (Emeritus), Graduate
Graduate School of Business                                             School of Business, Stanford University
Stanford University
Stanford, CA 94305
----------------------------------------------------- ----------------- --------------------------------------------
Charles A. LeMaistre                                  U.S.A.            Director; President (Emeritus), University
P.O. Box 15247                                                          of Texas M.D. Anderson Cancer Center
San Antonio, TX 78212
----------------------------------------------------- ----------------- --------------------------------------------
John Mendelsohn                                       U.S.A.            Director; President, University of Texas
University of Texas                                                     M.D. Anderson Cancer Center
M.D. Anderson Cancer Center
1515 Holcombe
Houston, TX 77030
----------------------------------------------------- ----------------- --------------------------------------------
Jerome J. Meyer                                       U.S.A.            Director; Chairman and Chief Executive
26600 S.W. Parkway                                                      Officer, Tektronix, Inc.
Building 63
P. O. Box 1000
Wilsonville, OR 97070-1000
----------------------------------------------------- ----------------- --------------------------------------------
Frank Savage                                          U.S.A             Director; Chairman, Alliance Capital
1345 Avenue of the Americas                                             Management International
39th Floor
New York, New York 10105
----------------------------------------------------- ----------------- --------------------------------------------
John A. Urquhart                                      U.S.A.            Director; Senior Advisor to the Chairman
John A. Urquhart Assoc.                                                 of Enron Corp.; President, John A.
111 Beach Road                                                          Urquhart Associates
Fairfield, CT 06430
----------------------------------------------------- ----------------- --------------------------------------------
John Wakeham                                          U.K.              Director; Former U.K. Secretary of State
1 Salisbury Square                                                      for Energy and Leader of the Houses of
London EC4Y 8JB                                                         Commons and Lords
United Kingdom
----------------------------------------------------- ----------------- --------------------------------------------
Herbert S. Winokur, Jr.                               U.S.A.            Director; President, Winokur & Associates,
Capricorn Management, G.P.                                              Inc.
30 East Elm Ct.
Greenwich, CT 06830
----------------------------------------------------- ----------------- --------------------------------------------
Kenneth L. Lay                                        U.S.A.            Director; Chairman and Chief Executive
1400 Smith Street                                                       Officer
Houston, TX 77002
----------------------------------------------------- ----------------- --------------------------------------------
J. Clifford Baxter                                    U.S.A.            Chairman of the Board, Chief Executive
1400 Smith Street                                                       Officer and Managing Director, Enron North
Houston, TX 77002                                                       America Corp.
----------------------------------------------------- ----------------- --------------------------------------------

----------------------------------------------------- ----------------- --------------------------------------------
Richard B. Buy                                        U.S.A.            Executive Vice President and Chief Risk
1400 Smith Street                                                       Officer
Houston, TX 77002
----------------------------------------------------- ----------------- --------------------------------------------
Richard A. Causey                                     U.S.A.            Executive Vice President and Chief
1400 Smith Street                                                       Accounting Officer
Houston, TX 77002
----------------------------------------------------- ----------------- --------------------------------------------
Mark E. Koenig                                        U.S.A.            Executive Vice President, Investor
1400 Smith Street                                                       Relations
Houston, TX   77002
----------------------------------------------------- ----------------- --------------------------------------------
James V. Derrick, Jr.                                 U.S.A.            Executive Vice President and General
1400 Smith Street                                                       Counsel
Houston, TX 77002
----------------------------------------------------- ----------------- --------------------------------------------
Steven J. Kean                                        U.S.A.            Executive Vice President and Chief of
1400 Smith Street                                                       Staff
Houston, TX   77002
----------------------------------------------------- ----------------- --------------------------------------------
Andrew S. Fastow                                      U.S.A.            Executive Vice President and Chief
1400 Smith Street                                                       Financial Officer
Houston, TX 77002
----------------------------------------------------- ----------------- --------------------------------------------
Mark A. Frevert                                       U.S.A.            President and Chief Executive Officer,
1400 Smith Street                                                       Enron Europe, Ltd.
Houston, TX 77002
----------------------------------------------------- ----------------- --------------------------------------------
Stanley C. Horton                                     U.S.A.            Chairman and Chief Executive Officer,
1400 Smith Street                                                       Enron Gas Pipeline Group
Houston, TX 77002
----------------------------------------------------- ----------------- --------------------------------------------
Rebecca Nark-Jusbasche                                U.S.A.            Director; Chairman, and Chief Executive
1400 Smith Street                                                       Officer, Azurix Corp.
Houston, TX 77002
----------------------------------------------------- ----------------- --------------------------------------------
J. Mark Metts                                         U.S.A.            Executive Vice President, Corporate
1400 Smith Street                                                       Development
Houston, TX 77002
----------------------------------------------------- ----------------- --------------------------------------------
Cindy K. Olson                                        U.S.A.            Executive Vice President,
1400 Smith Street                                                       Human Resources and Community Relations
Houston, TX   77002
----------------------------------------------------- ----------------- --------------------------------------------
Jeffrey McMahon                                       U.S.A.            Executive Vice President, Finance and
1400 Smith Street                                                       Treasurer
Houston, TX  77002
----------------------------------------------------- ----------------- --------------------------------------------
Michael S. McConnell                                  U.S.A.            Executive Vice President, Technology
1400 Smith Street
Houston, TX  77002
----------------------------------------------------- ----------------- --------------------------------------------

----------------------------------------------------- ----------------- --------------------------------------------
Lou L. Pai                                            U.S.A.            Chairman, President and Chief Executive
1400 Smith Street                                                       Officer, Enron Energy Services, Inc.
Houston, TX 77002
----------------------------------------------------- ----------------- --------------------------------------------
Kenneth D. Rice                                       U.S.A.            Co-Chief Executive Officer and President,
1400 Smith Street                                                       Enron Broadband Services, Inc.
Houston, TX 77002
----------------------------------------------------- ----------------- --------------------------------------------
Jeffrey K. Skilling                                   U.S.A.            Director; President and Chief Operating
1400 Smith Street                                                       Officer, Enron Corp.
Houston, TX 77002
----------------------------------------------------- ----------------- --------------------------------------------
Joseph W. Sutton                                      U.S.A.            Vice Chairman, Enron Corp.
1400 Smith Street
Houston, TX 77002
----------------------------------------------------- ----------------- --------------------------------------------
Joseph M. Hirko                                       U.S.A.            Co-Chief Executive Officer,
1400 Smith Street                                                       Enron Broadband Services, Inc.
Houston, TX   77002
----------------------------------------------------- ----------------- --------------------------------------------


         Enron Corp. advises that no persons and/or organizations control Enron Corp. (either individually or as a group), as the term "control" is used in Instruction C to Rule 13d-101 promulgated under the Act.

                                   SCHEDULE B

         Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of Enron North America Corp.

-------------------------------------------------------------- ---------------------- ------------------------------
                  Name and Business Address                          Citizenship      Position and Occupation
-------------------------------------------------------------- ---------------------- ------------------------------
Each of the following person's business address is 1400
Smith Street, Houston, TX  77002
-------------------------------------------------------------- ---------------------- ------------------------------
J. Clifford Baxter                                             U.S.A.                 Director, Chairman of the
                                                                                      Board, Chief Executive Officer
                                                                                      and Managing Director.
-------------------------------------------------------------- ---------------------- ------------------------------
Mark E. Haedicke                                               U.S.A.                 Director; Managing Director
                                                                                      and General Counsel
-------------------------------------------------------------- ---------------------- ------------------------------
Lawrence G. Whalley                                            U.S.A.                 Director; President and
                                                                                      Chief Operating Officer
-------------------------------------------------------------- ---------------------- ------------------------------
Philippe A. Bibi                                               U.S.A.                 Managing Director
-------------------------------------------------------------- ---------------------- ------------------------------
W. Craig Childers                                              U.S.A.                 Managing Director
-------------------------------------------------------------- ---------------------- ------------------------------
David W. Delainey                                              U.S.A.                 Managing Director and
                                                                                      Chief Commercial Officer
-------------------------------------------------------------- ---------------------- ------------------------------
Richard G. DiMichele                                           U.S.A.                 Managing Director
-------------------------------------------------------------- ---------------------- ------------------------------
Jay L. Fitzgerald                                              U.S.A.                 Managing Director
-------------------------------------------------------------- ---------------------- ------------------------------
Michael J. Kopper                                              U.S.A.                 Managing Director
-------------------------------------------------------------- ---------------------- ------------------------------
John J. Lavorato                                               U.S.A.                 Managing Director
-------------------------------------------------------------- ---------------------- ------------------------------
Danny J. McCarty                                               U.S.A.                 Managing Director
-------------------------------------------------------------- ---------------------- ------------------------------
Jere C. Overdyke, Jr.                                          U.S.A.                 Managing Director
-------------------------------------------------------------- ---------------------- ------------------------------
Gregory F. Piper                                               U.S.A.                 Managing Director
-------------------------------------------------------------- ---------------------- ------------------------------
Brian L. Redmond                                               U.S.A.                 Managing Director
-------------------------------------------------------------- ---------------------- ------------------------------
Jeffrey A. Shankman                                            U.S.A.                 Managing Director
-------------------------------------------------------------- ---------------------- ------------------------------
John R. Sherriff                                               U.S.A.                 Managing Director
-------------------------------------------------------------- ---------------------- ------------------------------
Colleen Sullivan-Shaklovitz                                    U.S.A.                 Managing Director
-------------------------------------------------------------- ---------------------- ------------------------------
Robert J. Hermann                                              U.S.A.                 Managing Director and
                                                                                      General Tax Counsul
-------------------------------------------------------------- ---------------------- ------------------------------
Vince J. Kaminski                                              U.S.A.                 Managing Director
-------------------------------------------------------------- ---------------------- ------------------------------
Julia Heintz Murray                                            U.S.A.                 Managing Director, General
                                                                                      Counsel, Finance and Secretary
-------------------------------------------------------------- ---------------------- ------------------------------
Raymond M. Bowen, Jr.                                          U.S.A.                 Managing Director and Treasurer
-------------------------------------------------------------- ---------------------- ------------------------------
Janet R. Dietrich                                              U.S.A.                 Managing Director and Treasurer
-------------------------------------------------------------- ---------------------- ------------------------------
George A. McClellan, III                                       U.S.A.                 Managing Director
-------------------------------------------------------------- ---------------------- ------------------------------
James B. Fallon                                                U.S.A.                 Managing Director
-------------------------------------------------------------- ---------------------- ------------------------------
Gary J. Hickerson                                              U.S.A.                 Managing Director
-------------------------------------------------------------- ---------------------- ------------------------------
Jeffrey M. Donahue                                             U.S.A.                 Managing Director
-------------------------------------------------------------- ---------------------- ------------------------------

         Enron North America Corp. advises that no persons and/or organizations other than Enron Corp., which owns 100% of the capital stock of Enron North America Corp., control Enron North America Corp. (either individually or as a group), as the term "control" is used in Instruction C to Rule 13d-101 promulgated under the Act.

         Enron North America Corp. advises that no persons and/or organizations other than Enron North America Corp., which is the managing member of Nina I, L.L.C., control Nina (either individually or as a group), as the term "control" is used in Instruction C to Rule 13d-101 promulgated under the Act.

                                   SCHEDULE C

         Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of ECT Merchant Investments Corp.

-------------------------------------------------------------- ---------------------- ------------------------------
                  Name and Business Address                          Citizenship      Position and Occupation
-------------------------------------------------------------- ---------------------- ------------------------------
Each of the following person's business address is 1400
Smith Street, Houston, TX  77002
-------------------------------------------------------------- ---------------------- ------------------------------
J. Clifford Baxter                                             U.S.A.                 Director; Chairman, Chief
                                                                                      Executive Officer and
                                                                                      Managing Director
-------------------------------------------------------------- ---------------------- ------------------------------
James V. Derrick, Jr.                                          U.S.A.                 Director
-------------------------------------------------------------- ---------------------- ------------------------------
Mark E. Haedicke                                               U.S.A.                 Director; Managing Director
                                                                                      and General Counsel
-------------------------------------------------------------- ---------------------- ------------------------------
Lawrence G. Whalley                                            U.S.A.                 President and Managing
                                                                                      Director
-------------------------------------------------------------- ---------------------- ------------------------------
Raymond M. Bowen, Jr.                                          U.S.A.                 Managing Director
-------------------------------------------------------------- ---------------------- ------------------------------
W. Craig Childers                                              U.S.A.                 Managing Director
-------------------------------------------------------------- ---------------------- ------------------------------
Robert J. Hermann                                              U.S.A.                 Managing Director and
                                                                                      General Tax Counsel
-------------------------------------------------------------- ---------------------- ------------------------------
Jeffrey McMahon                                                U.S.A.                 Managing Director, Finance
                                                                                      and Treasurer
-------------------------------------------------------------- ---------------------- ------------------------------
Julia Heintz Murray                                            U.S.A.                 Managing Director, General
                                                                                      Counsel, Finance and
                                                                                      Secretary
-------------------------------------------------------------- ---------------------- ------------------------------
Gregory F. Piper                                               U.S.A.                 Managing Director
-------------------------------------------------------------- ---------------------- ------------------------------

ECT Merchant Investments Corp. advises that no persons and/or organizations other than Enron Corp. through its ownership of 100% of the capital stock of Enron North America Corp., which owns 100% of the capital stock of ECT Merchant Investments Corp., control ECT Merchant Investments Corp. (either individually or as a group), as the term "control" is used in Instruction C to Rule 13d-101 promulgated under the Act.

                                                                       EXHIBIT A



                            STOCK PURCHASE AGREEMENT


         THIS STOCK PURCHASE AGREEMENT (the "Agreement") is made effective as of February 10, 2000 (the "Effective Date") by and between Enron North America Corp., a Delaware corporation ("ENA") and ECT Merchant Investments Corp., a Delaware corporation ("ECT," and together with ENA, the "Sellers") and TPG Partners III, L.P., T(3) Partners, L.P. and Colony Investors IV, L.P., each a Delaware limited partnership (collectively the "Buyers").

                                    RECITALS

         WHEREAS, as of the Closing Date (as defined in Section 3, below) ENA will own the following securities issued by FirstWorld Communications, Inc., a Delaware corporation (the "Company"): 4,274,426 shares of Series A Common Stock (the "Series A Common Shares"); 3,236,083 shares of Series B Common Stock (the "Series B Common Shares"); and 5,000,000 warrants expiring December 30, 2004 (the "December Warrants") and 3,236,083 warrants expiring April 13, 2005 (the "April Warrants"), each to purchase shares of Series B Common Shares of the Company with an exercise price of three dollars ($3.00) per share; and

         WHEREAS, ECT owns 725,574 Series A Common Shares; and

         WHEREAS, the Company securities owned by Sellers are subject to the terms of (i) a Securityholders Agreement dated December 30, 1997 among an affiliate of the Sellers and various entities controlled by Donald Sturm (the "Sturm Entities"), as amended, (the "Securityholders Agreement"), and (ii) an Amended and Restated Investor Rights Agreement dated September 28, 1998 among an affiliate of the Sellers, the Company and the Sturm Entities, as amended, (the "Investor Rights Agreement");

         WHEREAS, Buyers desire to purchase from Sellers, and Sellers desire to sell to Buyers the following securities issued by the Company (the "FirstWorld Securities"): (i) the 5,000,000 Series A Common Shares which will convert into 5,000,000 shares of Series B Common Stock upon transfer to Buyers, (ii) the 3,236,083 Series B Common Shares and (iii) the 5,000,000 December Warrants and 236,083 of the April Warrants, all upon the terms and conditions hereinafter set forth;

         WHEREAS, ENA is retaining 3,000,000 of the April Warrants; and

         WHEREAS, concurrently herewith the Sellers, Buyers and other persons are entering into letter agreements assigning certain rights under the Investor Rights Agreement to Buyers and agreeing to terminate Sellers' rights thereunder;

         NOW, THEREFORE, in consideration of the premises and of the mutual agreements, representations, warranties, provisions and covenants herein contained, the parties hereto hereby agree as follows:

 1.      PURCHASE AND SALE OF THE STOCK

         Subject to the terms and conditions of this Agreement, the Sellers agree to sell those FirstWorld Securities owned by each of them to the Buyers, free and clear of all liens, claims, restrictions or encumbrances of any kind, except for those imposed pursuant to any agreements entered into by Buyers, and the Buyers agree to purchase and accept the FirstWorld Securities from the Sellers.

 2.      PURCHASE PRICE

         The purchase price for the Series A Common Shares and Series B Common Shares shall be Ten and 75/100 Dollars ($10.75) per share. The purchase price for the December Warrants and April Warrants shall be Seven and 75/100 Dollars ($7.75) per warrant. The Buyers shall pay the Sellers an aggregate of One Hundred Twenty-nine Million One Hundred Seventeen Thousand Five Hundred Thirty-five and 50/100 Dollars ($129,117,535.50) (the "Purchase Price") by wire transfer to Sellers. The individual FirstWorld Securities to be transferred by each Seller and the Buyer to which they are to be transferred shall be identified by the parties at least two (2) business days prior to Closing. Buyers shall also pay any applicable transfer tax.

 3.      CLOSING

         The closing (the "Closing") for the purchase and sale of the FirstWorld Securities shall take place on a date (the "Closing Date") within five (5) business days after the satisfaction or waiver of all conditions precedent in Articles 6 and 7 at the offices of Andrews & Kurth L.L.P., 600 Travis, Suite 4200, Houston, Texas 77002.

 4.      REPRESENTATIONS AND WARRANTIES OF THE SELLERS

         The Sellers represent and warrant that all of the following representations and warranties in this Section 4 are true as of the date hereof, and that such representations and warranties shall survive until the first anniversary of the Closing Date ("the Expiration Date").

          4.1 AUTHORIZATION. Each Seller is a corporation duly incorporated and organized, validly existing and in good standing under the laws of the State of Delaware. Each Seller has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Each Seller has duly and validly executed and delivered this Agreement and any documents required to be delivered pursuant hereto to which it is a party (collectively with the Agreement, the "Sellers' Sale Agreements"). Assuming the due authorization, execution and delivery of the Sellers' Sale Agreements by the parties hereto and thereto other than the Sellers, the Sellers' Sale Agreements constitute the legal, valid and binding obligations of the Sellers, enforceable against each of the Sellers in accordance with their respective terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and general equitable principles.

         4.2 CAPITALIZATION. The information included in Exhibit A hereto under the heading "Capitalization" sets forth a complete and accurate statement of (i) all of the authorized, issued and outstanding capital stock of the Company and (ii) all outstanding warrants, options and other rights to acquire any shares of the capital stock of the Company, (except for subsequent issuances pursuant to reservations, agreements or employee benefit plans referred to in the Registration Statement No. 333-93357 filed by FirstWorld for its anticipated offering of Series B Common Stock, as amended or supplemented as of the Closing Date, and except for the sale of stock by the Company to Colorado Spectra 4, L.P., Lucent Technologies, Inc., SAIC Venture Capital Corporation, Microsoft Corporation and the Buyers, or affiliates of the foregoing). Sellers may revise such Exhibit at any time prior to Closing to conform it to changes made in the Registration Statement filed by FirstWorld.

          4.3 FIRSTWORLD SECURITIES. Except for (i) the Securityholders Agreement and (ii) the Investor Rights Agreement, all of the FirstWorld Securities are free and clear of all liens, claims, restrictions or encumbrances of any kind and the shares of capital stock have been duly authorized and validly issued, are fully paid and non-assessable and as of the closing date and prior to the transactions contemplated herein shall be owned of record by the Sellers, as set forth in the recitals.

          4.4 NO VIOLATIONS; FILINGS. (a) The execution and delivery of this Agreement by each Seller does not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under: (1) either Seller's charter documents or (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to either Seller or any of either Seller's properties or assets. The consummation by each of the Sellers of the transactions contemplated herein shall not result in any material violation, conflict or breach of or default under the items described in clauses (i) and
(ii) of the preceding sentence.

         (b) Other than appropriate filings and approvals under the Exchange Act of 1934 and the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "Hart-Scott Act"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by the Sellers or the consummation by the Sellers of the transactions contemplated herein.

 5.      REPRESENTATIONS AND WARRANTIES OF THE BUYERS

         The Buyers represent and warrant that all of the following representations and warranties in this Section 5 are true as of the date hereof, and that such representations and warranties shall survive until the Expiration Date.

          5.1 AUTHORIZATION. Each Buyer is a partnership duly formed, validly existing and in good standing under the laws of the State of Delaware. The general partner of each Buyer is a limited partnership duly formed, validly existing and in good standing under the laws of

Delaware. The general partner of each general partner is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. Each Buyer has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Each Buyer has duly and validly executed and delivered this Agreement and any documents required to be delivered pursuant hereto to which it is a party (collectively with the Agreement, the "Buyers' Sale Agreements"). Assuming the due authorization, execution and delivery of the Buyers' Sale Agreements by the parties hereto and thereto other than the Buyers, the Buyers' Sale Agreements constitute the legal, valid and binding obligations of the Buyers, enforceable against the Buyers in accordance with their respective terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and general equitable principles. Notwithstanding the foregoing, the Buyers do not make any representation regarding the enforceability of the provisions of Section 5.5 below.

          5.2 NO VIOLATIONS. (a) The execution and delivery of this Agreement by each Buyer does not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (i) the Buyer's charter documents or (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to the Buyer or any of its properties or assets. The consummation by each Buyer of the transactions contemplated herein shall not result in any material violation, conflict or breach of or default under the items described in clauses (i) and (ii) of the preceding sentence.

         (b) Other than appropriate filings and approvals under the Exchange Act of 1934 and the Hart-Scott Act, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by the Buyers or the consummation by the Buyers of the transactions contemplated herein.

          5.3 INVESTMENT REPRESENTATIONS. (a) Each Buyer is an "accredited investor" as defined in Regulation D, as promulgated by the United States Securities and Exchange Commission.

         (b) Each Buyer acknowledges that the FirstWorld Securities have not been registered under the Securities Act and may not be offered or sold except pursuant to an exemption from, or a transaction not subject to, the registration requirements of the Securities Act or pursuant to an effective registration statement under the Securities Act. Each Buyer acknowledges that any certificate representing any of the FirstWorld Securities issued to it will bear a restrictive legend substantially in the same form as the current certificates. Each Buyer represents and warrants that the offer to sell the FirstWorld Securities was communicated personally to the Buyer and at no time was the Buyer presented with or solicited by or through any public promotional meeting, television advertisement or any other form of general or public advertising or solicitation.

         (c) Each Buyer further acknowledges that the FirstWorld Securities are currently subject to the rights and restrictions contained in the Securityholders Agreement and the Investor

Rights Agreement. Concurrently herewith the parties to the Securityholders Agreement have entered into an agreement providing for the termination of such agreement, and the parties to the Investor Rights Agreement have entered into an agreement assigning certain rights from Sellers to Buyers and providing for the termination of Sellers' rights and obligations under the Investor Rights Agreement upon the later of the Closing or the consummation of a public offering of the Series B Common Stock.

         (d) Each Buyer is acquiring the FirstWorld Securities for investment and not with a view to the distribution thereof or dividing all or any part of its interest therein with any other person.

         (e) Each Buyer can bear the economic risks of the transaction which is contemplated by this Agreement; none of the Buyers has relied upon the Sellers to determine the suitability of the Buyers to acquire the FirstWorld Securities; each Buyer has such knowledge and experience in financial and business matters that the Buyer has not relied upon any opinion or expression of the Sellers or their agents about the value of the FirstWorld Securities and each Buyer is capable of evaluating for itself the risks, merits and suitability of the acquisition of the FirstWorld Securities.

         (f) Each Buyer acknowledges that each share of Series A Common Stock transferred to the Buyer by the Sellers will automatically convert into one share of Series B Common Stock upon the transfer.

         (g) Each Buyer acknowledges that: (i) the Company has filed a registration statement to sell shares of its Series B Common Stock in a public offering pursuant to the Securities Act; (ii) there can be no assurances that such offering will be consummated or, if consummated, will be consummated upon any terms currently anticipated by the parties or the Company and (iii) none of the Buyers' obligations hereunder are conditioned upon the consummation of the offering or its consummation upon any certain terms or any other sale of securities by the Company contemplated as of the Effective Date or thereafter.

         5.4 NO OTHER REPRESENTATIONS OR WARRANTIES. Each Buyer acknowledges and agrees that other than the representations and warranties of the Sellers specifically contained in this Agreement, there are no representations or warranties of either Seller, either express or implied, with respect to the transactions contemplated by this Agreement, the Company or its assets, liabilities or business.

 6.      CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SELLERS

         All obligations of Sellers which are to be discharged under this Agreement at the Closing are subject to the fulfillment at, or prior to, the Closing, of each of the following conditions (unless expressly waived in writing by each Seller at any time at or prior to the Closing):

          6.1 REPRESENTATIONS AND WARRANTIES TRUE. All of the representations and warranties made by the Buyers in this Agreement shall be true as of the Closing Date. Each

Buyer shall have performed and complied with all covenants and conditions required by this Agreement to be performed or complied with by the Buyer prior to or at the Closing.

          6.2 NO OBSTRUCTIVE PROCEEDING. Any waiting periods under the Hart-Scott Act, if applicable, shall have expired or been terminated. No action or proceedings shall have been instituted against, and no order, decree or judgment of any court, agency, commission or governmental authority shall be subsisting against either of the Sellers, Buyers, or the officers or directors of any of the foregoing which seeks to, or would, render it unlawful as of the Closing to effect the transactions contemplated hereby in accordance with the terms hereof. Also, no substantive legal objection to the transactions contemplated by this Agreement shall have been received from or threatened by any governmental department or agency.

 7.      CONDITIONS PRECEDENT TO THE OBLIGATIONS OF BUYERS

         All obligations of the Buyers which are to be discharged under this Agreement at the Closing are subject to the fulfillment at or prior to the Closing of each of the following conditions (unless expressly waived in writing by each Buyer at any time at or prior to the Closing):

          7.1 REPRESENTATIONS AND WARRANTIES TRUE. All of the representations and warranties of Sellers contained in this Agreement shall be true as of the Closing Date. Sellers shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by them prior to or at the Closing.

          7.2 NO OBSTRUCTIVE PROCEEDING. Any waiting periods under the Hart-Scott Act, if applicable, shall have expired or been terminated. No action or proceedings shall have been instituted against, and no order, decree or judgment of any court, agency, commission or governmental authority shall be subsisting against either Seller, the Buyers or the officers or directors of any of the foregoing, which seeks to, or would, render it unlawful as of the Closing to effect the transactions contemplated hereby in accordance with the terms hereof. Also, no substantive legal objection to the transactions contemplated by this Agreement shall have been received from or threatened by any governmental department or agency.

8.       DELIVERIES BY BUYER

         At Closing, the Buyers shall deliver the following:

          8.1 PAYMENT OF PURCHASE PRICE. A wire transfer to the account designated in writing by the Sellers in the amount of the Purchase Price. Sellers shall designate such account at least two (2) business days prior to the Closing Date.

          8.2 SECRETARY'S CERTIFICATES. A certificate or certificates, dated as of the date hereof and signed on behalf of the Partnership by the secretary of the general partner of the general partner of each Buyer, certifying the truth and correctness of attached copies of the Buyer's constituent documents (including amendments thereto), and resolutions or other appropriate evidence of authorization of this Agreement and the consummation of the transactions contemplated herein.

          8.3 OFFICERS' CERTIFICATE. A certificate dated as of the date hereof and signed by an authorized officer of the general partner of the general partner of each Buyer, certifying as to the satisfaction of the conditions to Closing set forth in Section 6, hereof.

9.     DELIVERIES BY SELLERS

       At Closing, Sellers shall deliver the following:

          9.1 STOCK CERTIFICATES. Certificates for the Series A Common Shares and Series B Common Shares, free and clear of all liens, claims, charges, restrictions, equities or encumbrances of any kind, which certificates shall be duly endorsed to the Buyers or accompanied by duly executed stock powers in form satisfactory to the Buyers sufficient to convey to the designated Buyers good title to such Shares.

          9.2 WARRANTS. Warrant certificates or other documentation evidencing the Warrants, free and clear of all liens, claims, charges, restrictions, equities or encumbrances of any kind (other than those set forth in the Investment Agreements) which shall be accompanied by duly executed, valid assignments in form reasonably satisfactory to the Buyers sufficient to convey to the designated Buyers good title to such warrants.

          9.3 SECRETARY'S CERTIFICATE. Certificates, dated as of the date hereof and signed by the secretary of each of the Sellers, certifying the truth and correctness of attached copies of the Seller's Certificate of Incorporation (including amendments thereto), Bylaws (including amendments thereto), and resolutions of their respective boards of directors approving this Agreement and the consummation of the transactions contemplated herein.

         9.4 OFFICERS' CERTIFICATE. Certificate, dated as of the date hereof and signed by the Chief Executive or Chief Financial Officer of each of the Sellers, certifying as to the satisfaction of the conditions to Closing set forth in Section 7, hereof.

 10.     INDEMNIFICATION

         The Sellers and Buyer each make the following covenants that are applicable to them, respectively:

          10.1 INDEMNIFICATION BY THE SELLERS. Each Seller covenants and agrees that it shall indemnify, defend, protect and hold harmless the Buyers and their respective affiliates, their respective present and former directors, officers, stockholders, employees and agents and their respective heirs, executors, personal representatives, administrators, successors and assigns (the "Buyer Indemnified Persons") at all times from and after the date of this Agreement until the Expiration Date from and against all claims, damages (including consequential, punitive or exemplary), actions, suits, proceedings, demands, assessments, adjustments, costs and expenses (including specifically, but without limitation, reasonable attorneys' fees and consulting fees) incurred by or asserted against any Buyer Indemnified Persons as a result of or arising from directly or indirectly: (a) any breach of the representations and warranties of the Sellers set forth herein; or (b) any breach of any agreement on the part of the Sellers under this Agreement.

          10.2 INDEMNIFICATION BY THE BUYERS. Each Buyer covenants and agrees that it shall indemnify, defend, protect and hold harmless the Sellers and their respective affiliates, their respective present and former directors, officers, stockholders, employees and agents and their respective heirs, executors, personal representatives, administrators, successors and assigns (the "Seller Indemnified Persons") at all times from and after the date of this Agreement until the Expiration Date from and against all claims, damages (including consequential, punitive or exemplary), actions, suits, proceedings, demands, assessments, adjustments, costs and expenses (including specifically, but without limitation, reasonable attorneys' fees and consulting fees) incurred by the Seller Indemnified Persons as a result of or arising from directly or indirectly (a) any breach of the representations and warranties of the Buyers set forth herein, or (b) any breach of any agreement on the part of the Buyers under this Agreement.

          10.3 THIRD PERSON CLAIMS. Promptly after any party hereto (hereinafter the "Indemnified Party") has received notice of or has knowledge of any claim by a person not a party to this Agreement ("Third Person"), or the commencement of any action or proceeding by a Third Person, the Indemnified Party shall, as a condition precedent to a claim with respect thereto being made against any party obligated to provide indemnification pursuant to Section
8.1 or 8.2 hereof (hereinafter the "Indemnifying Party"), give the Indemnifying Party written notice of such claim or the commencement of such action or proceeding. Such notice shall state the nature and the basis of such claim and a reasonable estimate of the amount thereof. The Indemnifying Party shall have the right to defend and settle, at its own expense and by its own counsel, any such matter so long as the Indemnifying Party pursues the same in good faith and diligently; provided that the Indemnifying Party shall not settle any such proceeding without the written consent of the Indemnified Party. If the Indemnifying Party undertakes to defend or settle, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate with the Indemnifying Party and its counsel in the defense thereof and in any settlement thereof. Such cooperation shall include, but shall not be limited to, furnishing the Indemnifying Party with any books, records or information reasonably requested by the Indemnifying Party that are in the Indemnified Party's possession or control. All Indemnified Parties shall use the same counsel, which shall be the counsel selected by Indemnifying Party, provided that if counsel to the Indemnifying Party shall have a conflict of interest that prevents counsel for the Indemnifying Party from representing Indemnified Party, Indemnified Party shall have the right to participate in such matter through counsel of its own choosing and the Indemnifying Party shall reimburse the Indemnified Party for the reasonable expenses of its counsel.

                 After the Indemnifying Party has notified the Indemnified Party of its intention to undertake to defend or settle any such asserted liability, and for so long as the Indemnifying Party diligently pursues such defense, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted liability, except (i) as set forth in the preceding sentence and (ii) to the extent such participation is requested by the Indemnifying Party, in which event the

Indemnified Party shall be reimbursed by the Indemnifying Party for reasonable additional legal expenses and out-of-pocket expenses.

                  If the Indemnifying Party desires to accept a final and complete settlement of any such Third Person claim involving only the payment of money and the Indemnified Party refuses to consent to such settlement, then the Indemnifying Party's liability under this Section with respect to such Third Person claim shall be limited to the amount so offered in settlement by said Third Person. Upon agreement as to such settlement between said Third Person and the Indemnifying Party, the Indemnifying Party shall, in exchange for a complete release from the Indemnified Party, promptly pay to the Indemnified Party the amount agreed to in such settlement and the Indemnified Party shall, from that moment on, bear full responsibility for any additional costs of defense which it subsequently incurs with respect to such claim and all additional costs of settlement or judgment. If the Indemnifying Party does not undertake to defend such matter to which the Indemnified Party is entitled to indemnification hereunder, or fails diligently to pursue such defense, the Indemnified Party may undertake such defense through counsel of its choice, at the cost and expense of the Indemnifying Party, and the Indemnified Party may settle such matter, and the Indemnifying Party shall reimburse the Indemnified Party for the settlement and any other liabilities or expenses incurred by the Indemnified Party in connection therewith, provided, however, that under no circumstances shall the Indemnified Party settle any Third Person claim without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. All settlements hereunder shall effect a complete release of the Indemnified Party, unless the Indemnified Party otherwise agrees in writing.

          10.4 LIMITATION ON INDEMNIFICATION. No party to this Agreement shall be liable under this Section 10 for an amount which exceeds the Purchase Price.

 11.     GENERAL

          11.1 COOPERATION / HART-SCOTT ACT. Each of the Sellers and the Buyers shall deliver or cause to be delivered to the other, such additional instruments as the other may reasonably request for the purpose of carrying out this Agreement. Buyers and the Sellers recognize that one or more filings under the Hart-Scott Act may be required in connection with the transaction contemplated herein. If Buyers and the Sellers determine that filings under the Hart-Scott Act are required, then: (i) each party agrees to cooperate and use its best efforts to comply with the Hart-Scott Act and (ii) the parties agree to cooperate and use their best efforts to cause all filings required under the Hart-Scott Act to be made as promptly as reasonably possible. If filings under the Hart-Scott Act are required, each party shall pay its own costs and expenses thereof and one-half of the filing fee.

          11.2 SUCCESSORS AND ASSIGNS. This Agreement and the rights of the parties hereunder may not be assigned except by operation of law and, in the case of each Buyer, to one or more of Buyers' affiliates identified on Exhibit B that are accredited investors, and shall be binding upon and shall inure to the benefit of the parties hereto, their permitted successors and assigns. Any assignment of rights by a Buyer will be effected by delivery of written notice to the Sellers, executed by the relevant Buyer and the assignee. Any assignee shall agree in writing to become a party to this Agreement and the letter agreement regarding assignment of rights under the Investors Rights Agreement and to be bound by all the terms of such agreements. The assignee will thereafter be deemed to be a "Buyer" for all purposes under this Agreement.

          11.3 LIMITATION OF DAMAGES. Except in the case of fraud or claims asserted under Section 10 hereof, no party shall have any liability for, and no party may make any claim against or sue any other party for, any punitive, consequential or incidental damages in connection with this Agreement or the transactions contemplated hereby, whether based on breach of contract, tort or any other theory of liability; provided, however, damages and losses recoverable pursuant to Section 10 shall include all punitive, consequential or incidental damages that must be paid by a party to a third party.

          11.4 COUNTERPARTS. This Agreement may be executed simultaneously in two (2) or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument. A telecopied facsimile of an executed counterpart of this Agreement shall be sufficient to evidence the binding agreement of each party to the terms hereof. However, each party agrees to return to the other parties an original, duly executed counterpart of this Agreement promptly after delivery of a telecopied facsimile thereof.

          11.5 BROKERS AND AGENTS. Each party represents and warrants that it has employed no broker or agent in connection with this transaction, other than Sellers' engagement of Bear, Stearns & Co. Inc. ("Bear, Stearns"), and agrees to indemnify the other parties hereto against all loss, cost, damages or expense arising out of claims for fees or commission of brokers employed or alleged to have been employed by such indemnifying party. Sellers shall be solely responsible for payment of all fees owed to Bear, Stearns as a result of the sale of the FirstWorld Securities.

          11.6 NOTICES. All notices of communication required or permitted hereunder shall be in writing and may be given by depositing the same in United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, or by delivering the same in person to an officer or agent of such party.

         (a)     If to the Sellers, addressed to:

                 Enron North America Corp.
                 1400 Smith, Suite 2132
                 Houston, Texas  77002
                 Attn.: Steve Horn
                 Phone: 713.853.4161
                 Fax: 713.646.8010
         with copies to:

                  ECT Merchant Investments Corp.
                  1400 Smith, Suite 2006
                  Houston, Texas   77002
                  Attn: Steve Horn
                  Phone: 713.853.6161
                  Fax: 713.646.8010

         with copies to:

                  Anne Koehler, Esq.
                  Enron North America Corp., Legal Department
                  1400 Smith, Suite 2006
                  Houston, Texas 77002
                  Phone: 713.853.3448
                  Fax: 713.646.3393

(b)      If to the Buyers, addressed to:

                  TPG Partners III, L.P.
                  T(3) Partners, L.P.
                  Colony Investors IV, L.P.

                  c/o Texas Pacific Group
                  Attn: Rick Ekleberry
                  201 Main Street
                  Suite 2420
                  Fort Worth TX 76102
                  Phone: (817) 871 4080
                  Fax: (817) 871 4088

         with copies to:

                  Cleary, Gottlieb, Steen & Hamilton
                  One Liberty Plaza
                  New York, NY  10006
                  Attn.:   Paul J. Shim, Esq.
                  Phone: (212) 225-2930
                  Fax: (212) 225-3999

or to such other address or counsel as any party hereto shall specify pursuant to this Section 11.6 from time to time.

          11.7 GOVERNING LAW. This Agreement shall be construed in accordance with the laws of the State of Texas, excluding any conflicts of law, rule or principle that might refer same to the laws of another jurisdiction.

          11.8 EXERCISE OF RIGHTS AND REMEDIES. Except as otherwise provided herein, no delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

          11.9   TIME.  Time is of the essence with respect to this Agreement.

          11.10 REFORMATION AND SEVERABILITY. In case any provision of this Agreement shall be invalid, illegal or unenforceable, it shall, to the extent possible, be modified in such manner as to be valid, legal and enforceable but so as to most nearly retain the intent of the parties, and if such modification is not possible, such provision shall be severed from this Agreement, and in either case the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby. No provision of this Agreement shall be interpreted or construed against any party solely because that party or its legal representative drafted such provision.

          11.11 REMEDIES CUMULATIVE. No right, remedy or election given by any term of this Agreement shall be deemed exclusive but each shall be cumulative with all other rights, remedies and elections available at law or in equity. The exercise of any remedy shall not preclude the simultaneous or later exercise of any other remedy.

          11.12 CAPTIONS. The headings of this Agreement are inserted for convenience only, shall not constitute a part of this Agreement or be used to construe or interpret any provision hereof.

          11.13 AMENDMENTS. Any term of this Agreement may be amended only with the written consent of the Buyers and each of the Sellers. Any amendment effected in accordance with this Section 11.13 shall be binding upon each of the parties hereto.

          11.14 DISPUTE RESOLUTION. Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by binding arbitration governed by the Federal Arbitration Act and conducted in accordance with the American Arbitration Association Commercial Arbitration Rules which Rules are deemed to be incorporated by reference into this clause. The number of arbitrators shall be three, the Buyers having the right to appoint one arbitrator and the Sellers having the right to appoint another arbitrator, which arbitrators shall together then appoint a third neutral arbitrator within thirty (30) days in accordance with the Rules. The third arbitrator shall be a person who has five years or more experience in the relevant industry. The place of arbitration shall be Houston, Texas, USA, where all hearings and meetings shall be held. The parties hereby expressly waive any right of appeal to any court having jurisdiction on any question of fact or law.

          11.15 ENTIRE AGREEMENT. This Agreement (including the schedules attached hereto) and the documents delivered pursuant hereto constitute the entire agreement and understanding among the Sellers and the Buyers and supersede any prior agreement and understanding relating to the subject matter of this Agreement.

                          (Signature pages to follow)

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the Effective Date.

                                         "SELLERS"


                                         ENRON NORTH AMERICA CORP., A
                                         DELAWARE CORPORATION


                                         By:
                                              ---------------------------------

                                              Name:
                                                     --------------------------

                                              Title:
                                                     --------------------------



                                         ECT MERCHANT INVESTMENTS
                                         CORP., A DELAWARE CORPORATION


                                         By:
                                              ---------------------------------

                                              Name:
                                                     --------------------------

                                              Title:
                                                     --------------------------

                                         "BUYERS"


                                         TPG PARTNERS III, L.P.,

                                         By: TPG GenPar III, L.P.,
                                                its General Partner

                                         By: TPG Advisors III, Inc.,
                                                Its General Partner

                                         By: /s/ RICHARD EKLEBERRY
                                             Name: Richard Ekleberry
                                             Title: V.P.



                                         T(3) PARTNERS, L.P.

                                         By: T(3) GenPar, L.P.,
                                                its General Partner

                                         By: T(3) Advisors, Inc.,
                                                Its General Partner

                                         By: /s/ RICHARD EKLEBERRY
                                             Name: Richard Ekleberry
                                             Title: V.P.

                                         COLONY INVESTORS IV, L.P.

                                         By: Colony Capital IV, L.P.,
                                                its General Partner

                                         By: ColonyGP IV, Inc.,
                                                Its General Partner

                                         By: /s/ RICHARD EKLEBERRY
                                             Name: Richard Ekleberry
                                             Title: V.P.

                                   EXHIBIT A

                                 CAPITALIZATION


     The following table sets forth our cash, cash equivalents and marketable securities and capitalization as of December 31, 1999:

     o on actual basis;

     o on a pro forma basis for the sale of the shares of Series B common stock offered hereby at an assumed initial public offering price of $12.00 per share, the midpoint of the range set forth on the cover, and deducting the underwriting discounts and commissions and our estimated offering expenses.

     o on a pro forma as adjusted basis to give effect to the issuance of 8,198,925 Series B common stock in private placements Corporation the concurrent at the assumed initial public offering price of $12.00 per share, the midpoint of the range set forth on the cover, less seven percent and offering costs, 3,333,333 shares sold under the Sturm equity investment agreement and a warrant exercised subsequent to December 31, 1999 for 1,270,092 of Series B common stock.

     This table should be read together with the financial statements and notes to those statements appearing in this prospectus.

                                                                                      December 31, 1999
                                                                            ----------------------------------
                                                                                                        Pro
                                                                                                      Forma As
                                                                             Actual      Pro Forma    Adjusted
                                                                            ---------   -----------  ----------
                                                                             (in thousands, except share data)

Cash, cash equivalents and marketable securities ........................   $  49,223    $ 189,723   $ 281,223
                                                                            =========    =========   =========
Long-term obligations:
  Long-term debt, net of current portion and discount ...................     294,034      294,034     294,034
  Capital lease obligations, net of current portion .....................       7,616        7,616       7,616
                                                                            ---------    ---------   ---------
      Total long-term debt ..............................................     301,650      301,650     301,650
                                                                            ---------    ---------   ---------
Stockholders' equity (deficit):
  Preferred stock, $.0001 par value, 10,000,000 shares authorized;
    no shares issued or outstanding .....................................
  Common stock, $.0001 par value, 100,000,000 shares authorized;
    10,135,164 designated Series A and 89,864,836 designated Series B
      Series A, 10,135,164 shares issued and outstanding actual,
        pro forma and pro forma as adjusted .............................           1            1           1
      Series B, 18,663,358 shares issued and outstanding, actual;
        33,266,783 shares issued and outstanding, pro forma; and
        41,465,708 shares issued and outstanding, pro forma
        as adjusted .....................................................           2            3           4
Additional paid-in capital ..............................................      53,740      194,987     286,486
Warrants ................................................................      31,963       33,632      33,632
Stockholder receivables .................................................         (45)         (45)        (45)
Accumulated deficit .....................................................    (172,461)    (172,461)   (172,461)
                                                                            ---------    ---------   ---------
      Total stockholders' equity (deficit) ..............................     (86,800)       56,500    147,617
                                                                            ---------    ---------   ---------
          Total capitalization ..........................................   $ 214,850    $  357,767  $ 449,267
                                                                            =========    ==========  ========

     The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of December 31, 1999. We are permitted, and in some cases obligated, to issue shares of common stock in addition to the common stock to be outstanding after this offering. The following is a summary of these additional shares of common stock at December 31, 1999:

     o 7,715,032 shares of Series B common stock (including stock appreciation rights which will be converted into purchase 968,325 shares of Series B common stock) issuable upon exercise of options outstanding under our stock option plans (2,546,402 of which are exercisable as of December 31, 1999) at exercise prices ranging from $.25 to $7.50 per share, with a weighted average exercise price of $6.90 per share. We have received notice that warrants to purchase 800,000 shares will be exercised immediately prior to closing of the offering.

     o 23,778,435 shares of Series B common stock subject to issuance upon exercise of outstanding warrants at exercise prices ranging from $.01 to $6.00 per share, with a weighted average exercise price of $2.48 per share.

     o 1,544,652 shares of Series B common stock reserved for issuance under our stock plans; and

     o up to 3,333,333 shares of Series B common stock remaining available for issuance upon additional exercises of the Sturm equity investment agreement discussed in the section of this prospectus entitled "Certain Transactions--Sturm Equity Investment Agreement."

                                   EXHIBIT B

                              PERMITTED ASSIGNEES

         NAME                                              ADDRESS
         ----                                              -------

TPG Partners III, L.P.                            201 Main Street
                                                  Suite 2420
                                                  Fort Worth, Texas  71602

TPG Parallel III, L.P.                            201 Main Street
                                                  Suite 2420
                                                  Fort Worth, Texas  71602

TPG Dutch Parallel III, C.V.                      201 Main Street
                                                  Suite 2420
                                                  Fort Worth, Texas  71602

TPG Investors III, L.P.                           201 Main Street
                                                  Suite 2420
                                                  Fort Worth, Texas  71602

T(3) Partners, L.P.                               201 Main Street
                                                  Suite 2420
                                                  Fort Worth, Texas  71602

T(3) Parallel, L.P.                               201 Main Street
                                                  Suite 2420
                                                  Fort Worth, Texas  71602

T(3) Dutch Parallel, C.V.                         201 Main Street
                                                  Suite 2420
                                                  Fort Worth, Texas  71602

T(3) Investors, L.P.                              201 Main Street
                                                  Suite 2420
                                                  Fort Worth, Texas  71602

FOF Partners III, L.P.                            201 Main Street
                                                  Suite 2420
                                                  Fort Worth, Texas  71602

TPG FirstWorld I LLC                              201 Main Street
                                                  Suite 2420
                                                  Fort Worth, Texas  71602

TPG FirstWorld II LLC                             201 Main Street
                                                  Suite 2420
                                                  Fort Worth, Texas  71602

FOF Partners III-B, L.P.                          201 Main Street
                                                  Suite 2420
                                                  Fort Worth, Texas  71602

Colony Investors IV, L.P.                         201 Main Street
                                                  Suite 2420
                                                  Fort Worth, Texas  71602
                                                  c/o Richard A. Ekleberry

                                                                       EXHIBIT B


                                                                   March 1, 2000


Enron North America Corp.
ECT Merchant Investments Corp.
1400 Smith, Suite 2132
Houston, Texas 77002
Attn:  Steve Horn

         Re:  Assignment of Rights Under Stock Purchase Agreement

Ladies and Gentlemen:

         We refer to the Stock Purchase Agreement (the "Agreement") dated February 10, 2000 between you and TPG Partners III, L.P., T3 Partners, L.P., and Colony Investors IV, L.P. (the "Buyers"), pursuant to which the Buyers have agreed to purchase from you certain securities of FirstWorld Communications, Inc. (the "Company").

         Pursuant to Section 11.2 of the Agreement, the Buyers hereby assign, and give notice to you that we have assigned, to TPG FirstWorld II LLC, a Delaware limited liability company, our rights under the Agreement to purchase from you (i) 1,301,850 shares of Series B Common Stock of the Company and (ii) warrants to purchase 827,650 shares of Series B Common Stock of the Company, subject to the terms and conditions of the Agreement.

         Pursuant to Section 11.2 of the Agreement, TPG FirstWorld II LLC hereby agrees to become a party to the Agreement and the letter agreement dated as of February 10, 2000 relating to the Investor Rights Agreement (as defined in the Agreement) and to be bound by all the terms of such agreements. You agree that TPG FirstWorld II LLC shall hereafter be deemed a "Buyer" (as defined in the Agreement) for all purposes under the Agreement.

                                 Very truly yours,

                                 TPG PARTNERS III, L.P.

                                 By: TPG GenPar III, L.P., its General Partner

                                 By: TPG Advisors III, Inc., its General Partner

                                 By:         /s/  RICHARD A. EKLEBERRY
                                    --------------------------------------------
                                    Name:   Richard A. Ekleberry
                                    Title:  Vice President


                                 T3 PARTNERS, L.P.

                                 By: T3 GenPar, L.P., its General Partner

                                 By: T3 Advisors, Inc., its General Partner

                                 By:         /s/  RICHARD A. EKLEBERRY
                                    --------------------------------------------
                                    Name:   Richard A. Ekleberry
                                    Title:  Vice President

                                COLONY INVESTORS IV, L.P.

                                By: Colony Capital IV, L.P., its General Partner

                                By: ColonyGP IV, Inc., its General Partner


                                By:         /s/  RICHARD A. EKLEBERRY
                                   --------------------------------------------
                                   Name:   Richard A. Ekleberry
                                   Title:  Vice President


                                TPG FIRSTWORLD II LLC

                                By: TPG Parallel III, L.P., its Manager

                                By: TPG GenPar III, L.P., its General Partner

                                By: TPG Advisors III, Inc., its General Partner


                                By:         /s/  RICHARD A. EKLEBERRY
                                   --------------------------------------------
                                   Name:   Richard A. Ekleberry
                                   Title:  Vice President


Acknowledged and agreed as of this
2nd day of March, 2000

ENRON NORTH AMERICA CORP.

By:      /s/  RAYMOND M. BOWEN, JR.
   --------------------------------------
     Name:    Raymond M. Bowen, Jr.
     Title:   Managing Director


ECT MERCHANT INVESTMENTS CORP.

By:      /s/  RAYMOND M. BOWEN, JR.
   --------------------------------------
     Name:    Raymond M. Bowen, Jr.
     Title:   Managing Director


                                      B-2